Via Facsimile and U.S. Mail
Mail Stop 6010

June 16, 2008

Mr. Richard T. Clark
Chairman, President and Chief Executive Officer
One Merck Drive
Whitehouse Station, NJ 08889-0100

Re: Merck & Co., Inc.
Form 10-K for the Year Ended December 31, 2007
Filed February 28, 2008
File No. 001-03305

Dear Mr. Clark:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director